Exhibit 99.1

NEWS RELEASE

PENN WEST CONFIRMS CLOSING OF ITS PRIVATE PLACEMENT OF NOTES AND

PROVIDES INFORMATION ON NON-RESIDENT WITHHOLDING TAX

Calgary, November 30, 2011 - Penn West Petroleum Ltd. (“Penn West”) (TSX:PWT) (NYSE:PWE) confirms the closing of its previously announced issuance of senior unsecured notes with aggregate principal amounts of approximately $135 million. The notes were issued on a private placement basis in the United States and Canada.

The notes issued have an average term of 8.1 years and an average interest rate of 4.49 percent. The notes are unsecured and rank equally with Penn West’s bank facilities and Penn West’s existing senior notes. The proceeds of the notes were used to repay a portion of Penn West’s advances under its credit facilities. Penn West’s portfolio of senior unsecured notes now totals approximately $2.0 billion and comprises approximately 63 percent of its debt capital.

Non-resident withholding tax

Penn West wishes to advise all shareholders that the Canada Revenue Agency (“CRA”) has introduced new rules which may require residents of countries with which Canada has a tax treaty to certify that they are eligible for treaty benefits in that country in order to continue to have non-resident tax withheld at the tax rate specified by the applicable tax treaty (the “Tax Treaty Rate”). Income tax treaties between Canada and foreign countries generally provide for a lower rate of withholding tax to be deducted from various kinds of income payments to non-residents of Canada, including dividends.

Registered non-resident shareholders whose names appear on the records of the registrar and transfer agent of Penn West will receive a form directly from Penn West’s transfer agent requesting information to confirm tax treaty eligibility. Until such form is completed and returned to Penn West’s transfer agent, any applicable Tax Treaty Rate will not be applied. To qualify for any applicable Tax Treaty Rate on Penn West’s fourth quarter dividend of $0.27 per share payable on January 13, 2012, registered non-resident shareholders must return such form to Penn West’s transfer agent on or before December 30, 2011.

Non-registered, non-resident shareholders’ eligibility for any applicable Tax Treaty Rate will be determined by each shareholder’s broker and not by Penn West or its transfer agent. Non-registered shares are generally held in a brokerage account and are thus registered in the name of the investor’s broker or a depositary. Certain brokers may require additional information or certifications in order to determine a non-registered shareholder’s eligibility for any applicable Tax Treaty Rate. Non-resident, non-registered shareholders are encouraged to contact their brokers or other tax, legal or financial advisors in the event that they have any questions or concerns in this regard.

The foregoing tax related information is provided for information purposes only. The information is of a general nature only, is not exhaustive of all tax considerations and is not intended to constitute legal or tax advice to any investor. Penn West encourages shareholders to seek advice from their respective broker or tax, legal or financial advisor for additional information relating to the status of their residency for tax purposes.

Penn West Exploration common shares and debentures are listed on the Toronto Stock Exchange under the symbols PWT and PWT.DB.F and Penn West Exploration common shares are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Murray Nunns, President & Chief Executive Officer

Phone: 403-218-8939

E-mail: murray.nunns@pennwest.com

Jason Fleury, Senior Manager, Investor Relations

Phone: 403-539-6343

E-mail: jason.fleury@pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com

Website: www.pennwest.com